SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 61)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.61 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(146) Employee update and press release issued on or about December 13, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date     December 16, 1996                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller














































                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(146)               Employee update and press release                 1
                       issued on or about December 13, 1996.












































                                     Exhibit No. (a)(146)

The following employee update and press release was issued on or about December 13, 1996:

WESTERN RESOURCES EXTENDS TENDER OFFER;
MERGER DISCUSSIONS CONTINUE WITH KCPL

     TOPEKA, Kansas, December 13, 1996 (6:30 p.m. CST) -- Western Resources, Inc. announced today that merger discussions with Kansas City Power & Light
(KCPL) have continued during the last week.
     Based on its discussions with KCPL, Western Resources is extending the expiration date of its tender offer to 5 p.m. EST, January 15, 1997, and will continue to refrain from actively soliciting tenders of KCPL shares.
     Western Resources and KCPL have agreed to proceed with substantive merger negotiations between now and the new tender offer expiration date. Although there can be no assurance that any agreement will result from such negotiations, if a definitive merger agreement is reached prior to January 15, 1997, it is Western Resources' present intention to terminate its tender offer at such time and proceed with the merger.
     As of 5 p.m., EST, December 13, 1996, 29.6 million shares of KCPL (or approximately 48 percent of the total outstanding shares) had been tendered to Western Resources.Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of almost $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.
     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

     This news release and employee update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.